UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Praecis Pharmaceuticals Incorporated

(Name of Subject Company (Issuer))

Pilgrim Acquisition Company

and

GlaxoSmithKline plc

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(together with the associated preferred stock purchase rights)

(Title of Class of Securities)

739421402

(CUSIP Number of Class of Securities)

Donald F. Parman

GlaxoSmithKline

One Franklin Plaza (FP 2355)

200 N. 16th Street

Philadelphia, Pennsylvania 19102

(215) 741-4000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Victor I. Lewkow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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CUSIP Number: 739421402

This Tender Offer Statement on Schedule TO relates to a planned tender offer by Pilgrim Acquisition Company (“Purchaser”), a wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), for all of the outstanding shares of common stock of Praecis Pharmaceuticals Incorporated (“Praecis”), including the associated preferred stock purchase rights, to be commenced pursuant to an Agreement and Plan of Merger, dated as of December 20, 2006, by and among Purchaser, Praecis and SmithKline Beecham Corporation, which is a wholly-owned subsidiary of GSK.

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Praecis. At the time the tender offer is commenced, GSK and its wholly-owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Praecis intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. GSK, its wholly owned subsidiary and Praecis intend to mail these documents to the stockholders of Praecis. These documents will contain important information about the tender offer and stockholders of Praecis are urged to read them carefully when they become available. Stockholders of Praecis will be able to obtain a free copy of these documents (when they become available) and other documents filed by Praecis or GSK with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from GSK by contacting GSK at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102, attention: Corporate Legal, or from Praecis by contacting Praecis at 830 Winter Street, Waltham, Massachusetts 02451, attention: Investor Relations.

Item 12. Exhibits.

99.1	Text of Press Release issued on December 21, 2006.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2006
GlaxoSmithKline plc

By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Deputy Secretary

Pilgrim Acquisition Company

By:	/s/ Donald F. Parman
Name:	Donald F. Parman
Title:	President and Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Text of Press Release issued on December 21, 2006.

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